January 31, 2008
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jennifer Riegel

Re:	RXi Pharmaceuticals Corporation
Registration Statement on Form S-1
File No. 333-147009
Amendment No. 3 filed on January 31, 2008
Ladies and Gentlemen:
On behalf of RXi Pharmaceuticals Corporation (the “Company” or “RXi”), we are responding to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated January 25, 2008 with respect to the above referenced filing. The Company has filed today with the Commission Amendment No. 3 to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). We have reproduced the text of the comments below, followed by the responses that we have been authorized to make on behalf of the Company and the other parties to the above referenced filings. The numbers correspond to the numbers of the comments in the letter of the Staff. Unless otherwise noted, the page numbers in our responses refer to the page numbers in the revised Registration Statement filed today.
We greatly appreciate the cooperation of the Staff in reviewing our responses. To facilitate your review, we are also sending supplementally to your attention in an overnight package five clean copies of Amendment No. 3 and five copies marked to show changes since the filing of Amendment No. 2 to the Registration Statement on January 10, 2008, along with a copy of this letter.

Securities and Exchange Commission Attn: Jennifer Riegel	-2-	January 31, 2008

General
1.	Unless otherwise stated, all comments are applicable to the distribution prospectus, award prospectus and resale prospectus.

RESPONSE: All changes made in response to comments from the Staff have been made in each of the distribution prospectus, award prospectus and resale prospectus, as applicable.

2.	We are reissuing part of prior comment 6. Throughout the registration statement, you should clearly articulate the basis of the various beliefs and assertions you make. In each of the below statements and each similar case throughout the filing, you should disclose the basis for your belief. If any of your assertions or beliefs are not supported by ample evidence or knowledge, you should delete them. Alternatively, in each case and as applicable, clarify that these are goals or beliefs articulating what you hope to achieve.
a.	Page 2: “There are many well-studied genes associated with numerous diseases that have been identified but have been difficult to target with normal medicinal chemistry and which we believe RNAi technology may be able to target and, therefore, potentially treat such diseases.”

b.	Page 35: “We believe we will be able to discover and develop lead compounds and move them into and through development for potential commercialization more efficiently than traditional drug development approaches.”

c.	Page 52: “We believe that the RNAi platform will create a successful new class of potent and specific therapeutics with significant advantages over traditional drug development methods. These advantages include: high-specificity for targeted genes; high potency (low doses); potential interference with the expression of any gene; and accelerated development of lead compounds.” In addition, we note you also make similar statements, without support, on page 53, to the extent you cannot support these statements, please delete them.

d.	Page 53: “rxRNA is an alternative to classic siRNA used by other companies developing RNAi therapeutics and is: up to 100x more active than conventional siRNA (depending on the target site), nuclease resistant, readily manufactured,

Securities and Exchange Commission Attn: Jennifer Riegel	-3-	January 31, 2008
comprised of elements from RXi’s IP portfolio, and potentially more specific for the target gene.”

e.	Page 54: “We believe that nanotransporter delivery has the following potential advantages: inhibition of liver target with 1 mg RNAi compound per kg of body weight; no immune stimulation detected; defined particle size; and readily formulated.”

f.	Page 55: “We believe RNAi compounds have the potential to target any gene.”

g.	Page 56: “RNAi reagents targeting multiple genes could be developed to treat cancers originated from malfunctioning of multiple intracellular pathways.”

h.	Page 56: “RNAi may be used to inhibit cell division in non-cancerous tissues which are damaged by chemotherapy in order to protect these cells from chemotherapy. RNAi screening methods may potentially also be used to rapidly prioritize molecular targets within large gene families by conducting in vitro experiments to identify which gene family members are the most appropriate targets to pursue.”
RESPONSE: The Company has revised each prospectus in response to the Staff’s comments for each comment above as follows:
a.	The Company has revised each prospectus in response to the Staff’s comments to reflect that the belief is based on both published studies and the Company’s own research. The Company has included additional disclosure in the Business Section in response to this comment to support this belief, but has kept such detailed information out of the Summary. Please see page A-2 of the distribution prospectus, page A-2 of the award prospectus and page B-2 of the resale prospectus.

b.	The Company has revised each prospectus in response to the Staff’s comments to remove this statement.

c.	The Company has revised each prospectus in response to the Staff’s comments to reflect that the Company intends to use this information in its product development, and that it is based on both published reviews and the Company’s own research. The Company has also further revised the additional disclosure mentioned in the Staff’s comments to indicate that much of the information described are beliefs that, based on its own research, the Company hopes to use in its product development. Please see pages 53 and 54 of the distribution prospectus, pages A-50 and A-51 of the award prospectus and pages B-44 and B-45 of the resale prospectus.

d.	The Company has revised each prospectus in response to the Staff’s comments to indicate that this information is based on the Company’s internal research, and to reflect what it believes that research has demonstrated. Please see page 54 of the distribution prospectus, page A-51 of the award prospectus and page B-46 of the resale prospectus.

e.	The Company has revised each prospectus in response to the Staff’s comments to reflect that the Company’s belief is based on Dr. Rana’s research, which has also been published, and that the Company intends to use the information in its product development. Please see page 55 of the distribution prospectus, page A-52 of the award prospectus and page B-46 of the resale prospectus.

Securities and Exchange Commission Attn: Jennifer Riegel	-4-	January 31, 2008

f.	The Company has revised each prospectus in response to the Staff’s comments to summarize the scientific basis for the Company’s statement. Please see page 57 of the distribution prospectus, page A-54 of the award prospectus and page B-48 of the resale prospectus.

g.	The Company has revised each prospectus in response to the Staff’s comments to remove this statement.

h.	The Company has revised each prospectus in response to the Staff’s comments to remove this statement.
In addition, the Company reviewed all of the related statements and has revised various other statements in the description of its business to reflect where the basis for its belief originates, or to make it clear that the belief is a goal of the Company based on its current research. We are supplementally providing to you a set of publications referred to in the Registration Statement on which the Company’s beliefs are based, annotated to indicate which of the comments (a) through (f) above are supported thereby.
Prospectus Summary, page 1
3.	We note our prior comment 12 and reissue it in part. In the Prospectus Summary, please clarify how much of their professional time your advisory board members will devote to the company, as opposed to other professional endeavors, and explain, if true, that they are not employees of the company, have other professional commitments that require significantly more of their professional time and attention than any obligations they have to the company, and that they have no obligations or duties to perform any advisory services for the company or remain as advisors to the company. Provide similar disclosure in the Business section.

RESPONSE: The Company has revised each prospectus in response to the Staff’s comments to include additional disclosure regarding the SAB members’ commitment and obligation to the Company, as well as their other professional endeavors. Please see pages 2 and 51 of the distribution prospectus, pages A-2 and A-48 of the award prospectus and pages B-2 and B-42 of the resale prospectus.
Risk Factors, page 10
“We will be subject to competition and may not be able to compete successfully.” Page 13

Securities and Exchange Commission Attn: Jennifer Riegel	-5-	January 31, 2008

4.	Please expand your discussion to discuss the additional risk that occurs when a competitor’s drug, which has been granted orphan drug status, is approved by the FDA.

RESPONSE: The Company has revised each prospectus in response to the Staff’s comments by adding additional discussion related to the risk to the Company if a competitor’s product is granted orphan drug status. Please see page 14 of the distribution prospectus, page A-13 of the award prospectus and page B-10 of the resale prospectus.
“We use biological and hazardous materials...” page 21
5.	We are reissuing prior comment 29. Please disclose your level of workers’ compensation insurance coverage and briefly describe what potential liabilities are and are not covered.

RESPONSE: The Company’s level of workers’ compensation insurance coverage is based on statutes set forth by the Commonwealth of Massachusetts. The Company has revised each prospectus in response to the Staff’s comments to describe the application of such statutes to its coverage. Please see page 23 of the distribution prospectus, page A-22 of the award prospectus and page B-19 of the resale prospectus.
Executive Compensation, page 74
2007 Executive Compensation Components, page 75
Performance-Based Compensation, page 76
6.	Please disclose any performance goals set by the compensation committee or board for 2007, including, but not limited to, the performance goals in connection with Mr. DiPalma’s and Dr. Samarsky’s awards.

RESPONSE: The Company has revised each prospectus in response to the Staff’s comments to note that there were no performance goals set by the compensation committee in 2007 and has described the factors the committee did consider. Please see page 78 of the distribution prospectus, page A-75 of the award prospectus and page B-68 of the resale prospectus.

Securities and Exchange Commission Attn: Jennifer Riegel	-6-	January 31, 2008

7.	Please also revise to state any target performance based compensation amounts for the other executive officers which were set in 2007.

RESPONSE: The Company has revised each prospectus in response to the Staff’s comments to note that there were no performance goals set by the compensation committee in 2007. Please see page 78 of the distribution prospectus, page A-75 of the award prospectus and page B-68 of the resale prospectus.
Summary Compensation Table, page 78
8.	Please revise the table to provide a footnote which discloses all assumptions made in the valuation of the option awards. See Instruction I to Item 402(c)(v) and (vi) of Regulation S-K.

RESPONSE: The Company has revised each prospectus in response to the Staff’s comments to include a footnote directing the reader to Note 10 of the accompanying financial statements and the related section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations. Please see page 81 of the distribution prospectus, page A-77 of the award prospectus and page B-70 of the resale prospectus.

9.	Please revise footnote 1 to provide disclosure regarding any formula or criteria that will be used and any other pertinent information in determining the bonus amount. See Telephone Interpretation J.8B.

RESPONSE: The Company has revised each prospectus in response to the Staff’s comments to include the amounts of the bonuses as determined by the Board on January 10, 2008 in the Summary Compensation Table. Please see page 80 of the distribution prospectus, page A-77 of the award prospectus and page B-70 of the resale prospectus.
Director Compensation, page 87

Securities and Exchange Commission Attn: Jennifer Riegel	-7-	January 31, 2008

10.	Please revise the table to provide a footnote which discloses the aggregate number of option awards outstanding at fiscal year end. See the Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

RESPONSE: The Company has revised each prospectus in response to the Staff’s comments to include a footnote disclosing the aggregate number of option awards for each director, as well as a footnote directing the reader to Note 10 of the accompanying financial statements and the related section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations, similar to the footnote discussed in the response to comment number 8 above. Please see page 89 of the distribution prospectus, page A-86 of the award prospectus and page B-80 of the resale prospectus.
Certain Relationships and Related Transactions, page 92
Relationships with Employees, page 92
11.	Please file a copy of your license agreement with Invitrogen.

RESPONSE: The Company has filed the license agreement with Invitrogen as Exhibit 10.30 in response to the Staff’s comments
Material United States Federal Income Tax Considerations, page 100
12.	Please revise to clearly state that the disclosure in this section is the opinion of Troy & Gould, rather than stating that it has delivered an opinion “to the following effects.”

RESPONSE: The Company has revised the distribution prospectus in response to the Staff’s comments. Please see page 104 of the distribution prospectus.
Legal Matters, page 103

Securities and Exchange Commission Attn: Jennifer Riegel	-8-	January 31, 2008

13.	Please disclose in the distribution prospectus the required information regarding the interests of Mr. Hillsberg and Troy & Gould pursuant to Item 509 of Regulation S-K, as we note that Troy & Gould is providing a tax opinion regarding this transaction.

RESPONSE: The Company has revised the distribution prospectus in response to the Staff’s comments. Please see page 107 of the distribution prospectus.
RXI Pharmaceuticals Corporation and Predecessor Carve-Out Financial Statements
RXI Pharmaceuticals Corporation and Predecessor Carve-Out Statements of Expenses and Statements of Cash Flows, pages F-4 and F-6, respectively.
14.	With regards to the cumulative data presented for the period from April 3, 2006 (date of incorporation) to September 30, 2007, please include all financial data related to the period from January 1, 2003 through September 30, 2007 which would include predecessor financial information. In that regard, please remove the parenthetical reference to Successor under that column. Please revise this presentation throughout the filing.

RESPONSE: The Company has revised each prospectus in response to the Staff’s comments to include all financial data for the period from January 1, 2003 through September 30, 2007. Please see the tables in each of the Summary Historical Financial Information, the Selected Historical Financial Information and the Company’s Financial Statements.
Notes to Financial Statements
5. Development Stage Supplemental Equity Disclosure, page F-15
15.	We acknowledge your response to our comment 60. Please revise your disclosure added on pages 28, 35 and 46 to clarify that you include the 462,112 shares of common stock in determining your $5.00 share value because you committed to issue these shares prior to the date of your third-party valuation consistent with your response.

Securities and Exchange Commission Attn: Jennifer Riegel	-9-	January 31, 2008

RESPONSE: The Company has revised each prospectus in response to the Staff’s comments to make the clarification.

16.	In addition, with regards to your common stock issuance of 188,387 on September 28, 2007, please revise throughout the filing, specifically pages 28 and 35, the actual price of $5.19 per share as indicated in this footnote.

RESPONSE: The Company has revised each prospectus in response to the Staff’s comments to make the clarification.

17.	We acknowledge your response to our comment 61. Please revise your disclosure added in footnote (B) to your table to clarify that the pro rata share of offering costs allocated to RXi relates to the private offering conducted by CytRx to fund your capital contribution consistent with your response.

RESPONSE: The Company has revised the footnote in response to the Staff’s comments to make the clarification. Please see page F-15.

18.	In addition, as previously requested in our comment 61, please revise your liquidity discussion in MD&A to provide an indication of the costs you expect to incur in this offering as indicated on page B-22. We did not note any revision to your disclosure with regards to this comment.

RESPONSE: The Company has revised each prospectus in response to the Staff’s comments to include an estimate of the costs of the offering, of which the Company will pay half pursuant to its fee sharing agreement with CytRx. Please see page 47 of the distribution prospectus, page A-44 of the award prospectus and page B-37 of the resale prospectus.
9. Commitments and Contingencies, page F-16

Securities and Exchange Commission Attn: Jennifer Riegel	-10-	January 31, 2008

19.	Refer to your response to our comment 62 and we reissue our comment. It appears from footnote 3 that the payments included in the table represent minimum annual royalty payment obligations. Please revise your footnote disclosure to quantify the milestone payment amounts that may be required under your agreements which you state that you have omitted from the table. In addition, please discuss, similar to the discussion provided in your response, how these potential milestone payments were determined.

RESPONSE: The Company has revised the footnote in response to the Staff’s comments to make the clarification. Please see page F-17.
Resale Prospectus
20.	We note your response to prior comment 66. It appears that CytRx’s proposed offering of shares in what you have termed the “Resale Prospectus” would be a primary offering and that CytRx would be an underwriter. Since RXi is not eligible to conduct a primary offering on Form S-3 or “at-the-market” under Rule 415(a)(4), you should remove CytRx as a selling shareholder in this offering. If you would like to register the offer and sale of these shares of RXi common stock, you should register that transaction at a fixed price and name CytRx as an underwriter.

RESPONSE: The Company has removed CytRx as a selling shareholder in the resale prospectus, as well as all corresponding references related thereto throughout all of the prospectuses.

21.	As to UMMS’s resale of its RXi shares, in the “Resale Prospectus” please provide the pricing information required by Item 501(b)(3) of Regulation S-K. Absent a market price, disclosing that the shares would be sold at market does not satisfy this Item requirement. Please revise the cover page of the “Resale Prospectus” to state, “The selling shareholder will sell at a price of $x.xx (or a range) per share until our shares are quoted on the NASDAQ Capital Market and thereafter at prevailing market prices or privately negotiated prices.”

RESPONSE: The Company has revised the cover of the resale prospectus in response to the Staff’s comments to include a range at which UMMS will sell prior to the listing on the NASDAQ Capital Market.

Securities and Exchange Commission Attn: Jennifer Riegel	-11-	January 31, 2008

Selling Stockholders, page B-85
22.	It appears that UMMS is offering 462,112 shares under this “Resale Prospectus;” please revise your table accordingly.

RESPONSE: The Company has revised the resale prospectus in response to the Staff’s comments. Please see page B-88 of the resale prospectus.
Part II
Item 17. Undertakings
23.	Please review Item 512 of Regulation S-K and provide all undertakings required by that Item. For example, we note that the offering described in the “Resale Prospectus” is an offering under Rule 415 and you have not provided the undertaking required by Item 512(a).

RESPONSE: The Company has revised Part II of the Registration Statement in response to the Staff’s comments.

If you have any questions concerning Amendment No. 3 to the Registration Statement or if there is anything we can do to facilitate the Staff’s review, please feel free to contact me at (617) 951-7826 or Stephanie Miller of this firm at 617-951-7892.
Best regards,
/s/ Marc A. Rubenstein
Marc A. Rubenstein
Enclosures

cc:	Stephen J. DiPalma
Benjamin S. Levin, Esq.
Dale E. Short, Esq.